EXHIBIT 99.1

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV	17 FEBRUARY 2005

REED ELSEVIER: HIGHLIGHTS OF 2004 PRELIMINARY RESULTS

CONTINUED POSITIVE PROGRESS AND INCREASING BENEFIT FROM STRATEGIC INITIATIVES

•	Revenues up 5%, adjusted pre-tax profits up 8%, adjusted earnings per share up 8% at constant exchange rates
•	Continued good progress and outperformance across most businesses, with revenue momentum building
•	Markets showing encouraging initial signs of recovery and growth
•	Reported results reflect adverse currency translation effects from weaker US dollar
•	Organic revenue growth of at least 5% targeted for 2005 and beyond and double digit adjusted earnings per share growth at constant currencies
•	More progressive dividend policy adopted

REED ELSEVIER

					Change at
					constant
	2004	2003	2004	2003	currencies
	£m	£m	€m	€m	%

Turnover	4,812	4,925	7,074	7,141	+5%
Reported profit before taxation	562	519	826	752	+12%
Adjusted profit before taxation	1,027	1,010	1,510	1,465	+8%

Adjusted figures are presented as additional performance measures and are stated before amortisation of goodwill and intangible assets and exceptional items.

PARENT COMPANIES

	Reed Elsevier PLC			Reed Elsevier NV
							Change at
							constant
			Change			Change	currencies
	2004	2003	%	2004	2003	%	%

Reported earnings per share	12.0p	13.4p	-10%	€0.28	€0.31	-10%
Adjusted earnings per share	31.8p	31.2p	+2%	€0.71	€0.69	+3%	+8%
Dividend per share	13.0p	12.0p	+8%	€0.33	€0.30	+10%

Sir Crispin Davis, Chief Executive Officer of Reed Elsevier, commented:

“In recent years we have made enormous strides in executing against our strategy for growth. Our markets have not been easy over that period but are now clearly on the turn. Reed Elsevier is very well placed to capitalise on this improving environment, through the quality of our portfolio, the consistent strategic focus, and our investment behind growth initiatives. Strong revenue growth and cost efficiency, with growing returns on recent investments and acquisitions, are targeted to deliver in 2005 and beyond organic revenue growth of at least 5% and double digit adjusted earnings per share growth at constant currencies.”

ENQUIRIES	Sybella Stanley (Investors)	Catherine May (Media)
	+44 20 7166 5630	+44 20 7166 5657

FINANCIAL HIGHLIGHTS	01
FOR THE YEAR ENDED 31 DECEMBER 2004
REED ELSEVIER COMBINED BUSINESSES

					Change at
					constant
	2004	2003	2004	2003	currencies
	£m	£m	€m	€m	%

Reported figures
Turnover	4,812	4,925	7,074	7,141	+5%
Operating profit	697	661	1,024	958	+10%
Profit before taxation	562	519	826	752	+12%
Net borrowings	2,532	2,372	3,570	3,368

Adjusted figures
Operating profit	1,159	1,178	1,704	1,708	+5%
Profit before taxation	1,027	1,010	1,510	1,465	+8%
Operating cash flow	1,050	1,028	1,544	1,491	+9%

Operating margin	24%	24%	24%	24%
Operating cash flow conversion	91%	87%	91%	87%
Interest cover (times)	8.8	7.0	8.8	7.0

The Reed Elsevier combined businesses encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV, together with their two parent companies, Reed Elsevier PLC and Reed Elsevier NV (the ‘Reed Elsevier combined businesses’).

The financial highlights presented refer to ‘adjusted’ profit and cash flow figures. These figures are used by the Reed Elsevier businesses as additional performance measures and are stated before the amortisation of goodwill and intangible assets, exceptional items and related tax effects. A reconciliation between the reported and adjusted figures is provided in Note 5 to the Preliminary Statement.

The percentage change at constant currencies refers to the movements at constant exchange rates, using 2003 full year average rates.

PARENT COMPANIES

	Reed Elsevier PLC			Reed Elsevier NV
							Change at
							constant
	2004	2003	Change	2004	2003	Change	currencies
	£m	£m	%	€m	€m	%	%

Reported profit attributable	152	169	-10%	223	242	-8%
Adjusted profit attributable	402	394	+2%	559	540	+4%	+8%
Average US$:£/€ exchange rate	1.83	1.63		1.24	1.12

Reported earnings per share	12.0p	13.4p	-10%	€0.28	€0.31	-10%
Adjusted earnings per share	31.8p	31.2p	+2%	€0.71	€0.69	+3%	+8%
Dividend per share	13.0p	12.0p	+8%	€0.33	€0.30	+10%

The results of Reed Elsevier PLC reflect its shareholders’ 52.9% economic interest in the Reed Elsevier combined businesses. The results of Reed Elsevier NV reflect its shareholders’ 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders take account of Reed Elsevier PLC’s 5.8% interest in Reed Elsevier NV.

REPORT OF THE CHAIRMAN AND THE CHIEF EXECUTIVE OFFICER	02

We are pleased to report on a year of further good progress at Reed Elsevier.

The continued positive progress reflects the underlying strengths of the business: leadership positions in attractive sectors, strong brands, and good portfolio/geographic spread. The business is also increasingly benefiting from the strategic initiatives put in place in recent years: product innovation and superiority, strengthened sales and marketing, consistent programme of investment, and tight control of costs and working capital.

We are now starting to see definite improvements in our market environment, with most sectors showing positive growth trends. With the benefits from our strategic programme also coming through, momentum is building behind our revenue and profit growth. We are positive about the outlook for 2005 and beyond.

Financial Performance

At constant exchange rates, the overall revenue growth, including acquisitions, was 5%. Underlying revenue growth, excluding acquisitions and disposals, improved to 3%, up from 0% in the prior year, with product innovation and market initiatives contributing in an otherwise low overall market growth environment. Adjusted operating margins improved despite higher levels of investment in the business, and there was strong cash conversion with 91% of adjusted operating profits turning into cash. Adjusted pre tax profits and earnings per share at constant currencies were up 8%, at the upper end of the target range that we announced at the beginning of the year. (Adjusted figures exclude amortisation of goodwill and intangible assets and exceptional items.)

The results for the year, at reported exchange rates, are significantly influenced by the currency translation effects of a weaker US dollar, which, whilst not impacting the underlying business, has lowered the reported results of our US businesses when translated into sterling and euros.

At reported exchange rates, total revenues were £4,812m/€7,074m, 2% lower than in the prior year when expressed in sterling and 1% lower when expressed in euros, reflecting this adverse impact of currency translation on our US businesses. The adjusted pre-tax profits at £1,027m/€1,510m were however up 2% when reported in sterling and up 3% in euros, including a countervailing favourable effect when translating the predominantly US dollar interest expense on our debt. Adjusted earnings per share were up 2% for Reed Elsevier PLC at 31.8p, and up 3% for Reed Elsevier NV at €0.71.

The Elsevier science and medical business has seen strong subscription renewals, growing online sales, and a successful medical book publishing programme. Underlying revenue growth at 4% was however a little disappointing, held back by budgetary constraints in academic institutions and some new product delay. Growth should now improve with new products launched and widening distribution, and some initial signs of easing of budgetary pressures.

LexisNexis had a good year, with revenue growth building as the investment programme pays back, delivering new publishing, better product functionalities and more powerful online services, as well as improved marketing and sales effectiveness. Underlying revenue growth was 4%, up from 3% in the prior year. Demand for products linked to workflow applications and in risk management is also accelerating growth, with recent acquisitions in these areas performing well. The International business outside the US grew particularly strongly.

The Harcourt Education business has performed well against a weak US schools market which has seen the last year of a three year trough in the state textbook adoption cycle. Underlying revenue growth was 2%. New textbook programmes have performed well, with Harcourt gaining the no. 1 position in available state textbook adoptions, and good growth was seen in the assessment business and in international markets. The business is very well placed for the strong rebound in market growth in 2005 as the adoption cycle turns.

Reed Business saw clear signs of recovery in its markets for the first time in four years, and revenues moved ahead with 2% growth compared to a 5% decline in 2003. An increasing number of sectors and geographies are seeing positive growth momentum, and online services and exhibitions are performing well. Faster growth is expected in 2005 as markets continue to strengthen and we continue to focus on market share, yield and new product introduction.

Overall, across the business, for 2005 we are targeting underlying revenue growth of at least 5% and to return to our long term target of double digit growth in adjusted earnings per share at constant currencies. With the evident momentum in the business, we believe that, given a reasonable market environment, these are sustainable targets for growth beyond 2005.

In 2000, as part of our investment led strategy for growth, we established a policy of modest growth in dividends. Given the strengthening performance of the business, the strong cash generation and positive outlook, we intend now to pursue a more progressive dividend policy. Accordingly, equalised final dividends of 9.6p for Reed Elsevier PLC and €0.24 for Reed Elsevier NV are proposed, representing increases of 10% and 9% respectively on the prior year. Together with the interim dividends, these give total dividends of 13.0p and €0.33 respectively, up 8% for Reed Elsevier PLC and 10% for Reed Elsevier NV on the prior year dividends. (The difference in dividend growth rates reflects the impact of currency movements since the prior year dividend declaration dates.)

The Operating and Financial Review describes the performances of our businesses in greater detail. It also explains the effects of moving to International Financial Reporting Standards for the 2005 financial year.

Business Progress

2004 has seen many exciting new developments across the Reed Elsevier business, with innovative new products and services, widening distribution and

REPORT OF THE CHAIRMAN AND THE CHIEF EXECUTIVE OFFICER	03

geographic reach, and the impact of our investment programme showing through in accelerating revenue growth.

In November, Elsevier launched the Scopus scientific abstract navigation service to significant market acclaim. With abstracts of nearly 30 million scientific research articles, from 14,000 peer reviewed publications, Scopus is the most comprehensive and intuitive tool for scientists to navigate their way through the world’s accumulated scientific research. The service was developed in close collaboration with 20 library partners.

LexisNexis, in February, launched its new global online delivery platform in France, followed later in the year by Germany, Australia and the UK, and the response of customers has been overwhelmingly positive. The new platform provides a step change in functionality and utility for our legal and corporate customers and the take up in new contracts is exceeding expectations. The platform will be rolled out across the rest of our geographies over the next two years.

LexisNexis has also been focusing on expanding its electronic services to its legal and other customers who are increasingly looking to integrated electronic solutions to improve workflow productivity. This demand is evidenced by the exceptional sales growth in Applied Discovery, providing applications for the legal discovery market. We acquired Applied Discovery in July 2003 and, by leveraging our marketing and sales platform and operating infrastructure, we have seen sales growth in the first year of over 100% and achieved a post-tax return on capital invested of well over 10%.

In September, we significantly expanded our fast growing risk management business with the $775m acquisition of Seisint. The combination of LexisNexis’ content, scoring and market reach with Seisint’s industry leading technology and products significantly enhances LexisNexis’ ability to capitalise on the substantial opportunities in the risk management sector. With sales up over 40% in the 2004 calendar year, the acquisition is performing ahead of our expectations and is on track to deliver good returns.

Harcourt Education continued to expand its curriculum and assessment product range, both through internal development and acquisition. Substantial investment is being made in Stanford Learning First, a classroom based interim assessment series, that will ultimately link individual assessment to selective intervention and other instructional materials. The market response to the initial first phase launch has been very encouraging. In June, we acquired the successful supplemental math publisher Saxon, which complements our own strong position in supplemental literacy programmes, to provide a more significant position in the fast growing supplemental market. The business is performing well, running ahead of expectations, and on track to deliver a good return.

Reed Business has invested continuously in its internet services which saw over 30% growth in 2004. The Kellysearch online industrial directory was launched in the US, new recruitment sites were launched in The Netherlands, and across the portfolio webzines, recruitment sites, search and subscription information and data services have been expanded or launched. Reed Business has also extended its reach with the launch of 12 print titles into China and Japan, and the launch of new exhibitions.

Outlook

Over the last five years we have made enormous strides in executing against our strategy for growth: refocusing the business around the four core businesses, upgrading the management and organisational effectiveness, developing innovative and demonstrably superior products, maintaining high levels of investment, driving cost efficiencies, and expanding our business through selective acquisition and alliance. Our markets have not been easy over that period as the late cycle effects of the post boom economic slowdown impacted business investment and governmental funding. This is however clearly on the turn and 2005 will see further encouraging recovery in our markets.

In education, the US adoption cycle is in an upswing and significant market priority is being given to improving individual academic outcomes; in business to business, business investment is strengthening and feeding through into advertising, search and exhibition demand; in science and medical, there is a strong appetite for new electronic product and new publishing, online distribution is expanding our addressable markets, and there are initial signs of budgetary pressures easing; in legal, there is increasing demand in traditional and developing markets for online information and integrated workflow applications that boost productivity and customer effectiveness.

Reed Elsevier is very well placed to capitalise on this improving environment, through the quality of our portfolio, the consistent strategic focus, and our investment behind growth initiatives. Strong revenue growth and cost efficiency, with growing returns on recent investments and acquisitions, are targeted to deliver in 2005 and beyond Reed Elsevier’s financial targets of above market revenue growth and double digit adjusted earnings per share growth at constant currencies.

Morris Tabaksblat	Sir Crispin Davis

Chairman	Chief Executive Officer

REVIEW OF OPERATIONS AND FINANCIAL PERFORMANCE	04

REVIEW OF OPERATIONS

					% change
	2004	2003	2004	2003	at constant
	£m	£m	€m	€m	currencies

Turnover
Elsevier	1,363	1,381	2,004	2,002	+4%
LexisNexis	1,292	1,318	1,899	1,911	+7%
Harcourt Education	868	898	1,276	1,302	+7%
Reed Business	1,289	1,328	1,895	1,926	+2%

Total	4,812	4,925	7,074	7,141	+5%

Adjusted operating profit
Elsevier	460	467	676	677	+3%
LexisNexis	308	301	453	437	+11%
Harcourt Education	164	174	241	252	+5%
Reed Business	227	236	334	342	—

Total	1,159	1,178	1,704	1,708	+5%

The Review of Operations refers to adjusted operating profit performance. Adjusted profit figures are used by Reed Elsevier businesses as additional performance measures and are stated before amortisation of goodwill and intangible assets and exceptional items, and are reconciled to the reported amounts in Note 5 to this Preliminary Statement. Unless otherwise indicated, all percentage movements in the following commentary refer to constant currency rates, using 2003 full year average rates.

ELSEVIER

					% change
	2004	2003	2004	2003	at constant
	£m	£m	€m	€m	currencies

Turnover
Science & Technology	779	789	1,145	1,144	+3%
Health Sciences	584	592	859	858	+6%

	1,363	1,381	2,004	2,002	+4%

Adjusted operating profit	460	467	676	677	+3%
Adjusted operating margin	33.7%	33.8%	33.7%	33.8%	-0.1pts

The Elsevier science and medical business has seen strong subscription renewals, growing online sales, and a successful medical book publishing programme. Underlying revenue growth at 4% was however a little disappointing, held back by budgetary constraints in academic institutions and some new product delay. Growth should now improve with new products launched and widening distribution, and some initial signs of easing of budgetary pressures.

Revenue and adjusted operating profits were ahead by 4% and 3% respectively at constant exchange rates. Minor acquisitions and disposals had little overall effect. Underlying operating margins were broadly flat as further cost efficiency funded increased development spend on new product and customer service initiatives.

The Science & Technology division saw underlying revenue growth of 3%. Strong journal subscription renewals at 96% and growing online sales through ScienceDirect were tempered by flat academic book sales and weak software sales, including a delay in a significant new MDL software product, Isentris, that was successfully launched in December. Market growth has also been constrained by pressures on institutional library budgets.

The number of research articles published in the year was up 4%. Usage on ScienceDirect continues to grow strongly, with article downloads up 41% to over 240 million before taking into account usage in locally hosted networks in developing markets such as China. New publishing and expansion of the archive increased the number of research articles on ScienceDirect by 25% to 6.7 million. The increasing migration of academic and corporate library customers to electronic subscriptions is providing a strong platform for further electronic product introduction; those taking e-only contracts now account for some 35% of journal subscriptions by value. E-subscriptions are also providing an important opportunity to widen distribution to smaller and medium sized institutions and expand in geographies such as China.

The Health Sciences division saw underlying growth of 5% with good growth from new book publishing, continued strong backlist sales and journal advertising, and growing online sales. Good journal subscription growth was

REVIEW OF OPERATIONS AND FINANCIAL PERFORMANCE	05

in part held back by non renewal of some society publishing contracts relating to past performance issues. Revenues from titles and electronic product serving the nursing and allied health professions were particularly strong. The International businesses outside the US saw growth of 6% with the UK and Asia Pacific performing well, and strong growth from pharmaceutical industry sponsored projects and conferences.

The investments that Elsevier has made in new, innovative products and technologies is substantial and ongoing, and is having a significant impact on research productivity for customers. In November, Elsevier launched a major new electronic product, Scopus, which provides scientists with the most comprehensive database and intuitive tool to navigate their way quickly through the world’s accumulated scientific research. The Scopus database has nearly 30 million abstracts of scientific research articles, from 14,000 peer reviewed publications. The navigational service was developed in close collaboration with 20 library partners around the world to ensure that the scientific community’s emerging needs are well met. The initial demand for Scopus is very encouraging.

During the year there has been considerable public debate surrounding the scientific journal publishing model, focusing on whether the current predominantly subscription ‘user-pays’ model or alternative models, such as ‘author-pays’, would best serve the scientific community. We have engaged in this debate and been open to new ideas, and we will continue to experiment and adapt. There is, we believe, increasing recognition that the subscription based ‘user-pays’ model does serve science well, by providing high quality peer reviewed research articles across the whole spectrum of scientific disciplines, with quality the determining factor in generating subscription demand. This model has also encouraged and enabled substantial investments to be made in applying new technologies to the distribution and navigation of research, significantly enhancing the productivity of scientific endeavour. The UK government’s response to the parliamentary science and technology committee review and the recent archiving proposals by the US National Institute of Health both acknowledge the importance of these considerable benefits to science. We firmly believe that the science business will continue its long record of delivering both increasing value to customers and good returns to shareholders.

Despite the challenges we faced in 2004, the outlook for Elsevier is positive. In both Science & Technology and Health Sciences, subscription renewals are strong, book publishing is expanding, new electronic product is developing well in the market, and distribution is widening. Organic revenue growth of at least 5% is targeted for 2005 and beyond.

LEXISNEXIS

					% change
	2004	2003	2004	2003	at constant
	£m	£m	€m	€m	currencies

Turnover
North America	949	992	1,395	1,438	+7%
International	343	326	504	473	+6%

	1,292	1,318	1,899	1,911	+7%

Adjusted operating profit	308	301	453	437	+11%
Adjusted operating margin	23.8%	22.8%	23.8%	22.8%	+1.0pts

LexisNexis had a good year, with revenue growth building as the investment programme pays back, delivering new publishing, better product functionalities and more powerful online services, as well as improved marketing and sales effectiveness. Demand for products linked to workflow applications and in risk management is also accelerating growth, with recent acquisitions in these areas performing well. The International business outside the US grew particularly strongly.

Revenues and adjusted operating profits were up by 7% and 11% respectively at constant exchange rates, or 4% and 6% before acquisitions and disposals. LexisNexis North America saw revenues up 7% and adjusted operating profits up 12% at constant exchange rates including good contributions from recently acquired companies, notably Applied Discovery (July 2003) and Seisint (September 2004). Underlying revenue growth improved to 3%, up from 2% in the prior year, and underlying adjusted operating profits were up 4%. Outside the US, the International business grew revenues, before minor disposals, by 7% and adjusted operating profits by 10%. Adjusted operating margins were 1 percentage point ahead on the higher revenue growth with continued cost actions funding increased investment. Applied Discovery achieved a post tax return on capital well in excess of 10% in its first full year of ownership.

In North American Legal, good online growth was seen in the US small law firm market, state and local government, electronic filing and court access services, in Canada, and in electronic discovery tools for large law firms. Underlying revenue growth was 3%, or 5% including Applied Discovery on a proforma basis, with online revenues up 10%, and print and CD broadly flat as the market continues to migrate online. The legal directory business again performed well through further penetration of the small law firm market and expansion of online services. In US Corporate and Federal, underlying

REVIEW OF OPERATIONS AND FINANCIAL PERFORMANCE	06

revenue growth improved to 4% from flat in the prior year. The risk management business has continued to grow strongly with underlying revenue growth before acquisitions of 20%, whilst the corporate, federal and academic information business was flat, a significant improvement on the prior year 4% decline, as product improvements and marketing initiatives countered continuing pressures on customer budgets and industry consolidation.

The rapid growth in the risk management business is driven by the burgeoning demand for identity authentication, fraud prevention, credit and security risk solutions from legal, commercial, government and law enforcement customers. In September, this business was significantly expanded through the $775m acquisition of Seisint, which has developed leading data technologies for acquiring, processing, linking and querying large public record and related datasets which deliver both product and cost leadership in this market. Seisint is achieving exceptionally strong growth from low cost transactional services driven by these industry leading technologies and products, with proforma 2004 revenues up over 40% on the prior year to $120m, ebitda nearly doubled to $54m, and adjusted operating profits of $45m, all ahead of expectations. The fit with the LexisNexis risk management business is very strong, to provide an outstanding technology and product platform and the leverage of the combined sales forces from which to further expand LexisNexis’ fast growing risk solutions business.

The LexisNexis International businesses outside North America saw underlying revenue growth accelerate to 7%, with strong growth from new publishing and the introduction of more powerful online services, with online revenues up 28%. Particularly good growth was seen in the UK, South Africa, Netherlands, Poland, Latin America, Hong Kong and Japan. France saw online legal revenues more than double, albeit from a low base, with the successful launch of the new global online delivery platform. Online news and business services also saw good growth in Europe with significant new content and product improvements and more effective marketing. Adjusted operating profits were 10% ahead whilst increasing investment in Asia Pacific and in the launch of the new online platform.

The investments that LexisNexis has been making in new content and online services, and in expanding into related workflow solutions through both organic development and acquisition, is having a positive impact on revenue momentum. We have added significantly to US case law summaries and annotated state codes and introduced major new content series in a number of jurisdictions; we have expanded content licenses in a number of areas such as with CCH for US tax and with news and business sources; we have acquired an online tax and regulatory publisher in China. The first phase of the global online delivery platform, with its significantly enhanced product functionality and efficiency, was completed and successfully launched in France, Germany, Australia and the UK, with roll out in all our other jurisdictions over the next two years. We built a major new second data centre to safeguard service continuity as our online operations grow. We built new editorial systems and upgraded our infrastructure to support continued growth and improve efficiency. We have also selectively acquired a number of businesses that we can leverage with the assets and customer relationships we already have to accelerate our strategic progress, particularly in the fast growing areas of workflow productivity and risk management, and to deliver good financial returns. These have included law firm practice management, billing and client development tools for which there is strong and sustained growth in demand, and risk management solutions.

The outlook for LexisNexis is good. Revenue momentum is building in the business with the cumulative impact of the ongoing investment programme. New and emerging high growth opportunities in our markets are being successfully targeted, leveraging the LexisNexis asset platform and customer relationships, to further accelerate growth both in the US and internationally. Organic revenue growth of at least 5% is targeted for 2005 and beyond.

HARCOURT EDUCATION

					% change
	2004	2003	2004	2003	at constant
	£m	£m	€m	€m	currencies

Turnover
US Schools & Testing	774	810	1,138	1,175	+7%
International	94	88	138	127	+6%

	868	898	1,276	1,302	+7%

Adjusted operating profit	164	174	241	252	+5%
Adjusted operating margin	18.9%	19.4%	18.9%	19.4%	-0.5pts

The Harcourt Education business has performed well against a weak US schools market which has seen the last year of a three year trough in the state textbook adoption cycle. New textbook programmes have performed well and good growth was seen in the assessment business and in international markets. The business is very well placed for the strong rebound in market growth in 2005 as the adoption cycle turns.

Revenues and adjusted operating profits increased by 7% and 5% respectively at constant exchange rates, including a part year contribution from the Saxon supplemental math publisher acquired on 30 June. Underlying revenue growth was 2% with adjusted operating profits 1% lower. Adjusted operating margins were 0.5 percentage points lower due to the low revenue growth, additional sales and marketing expense incurred ahead of the strong 2005 adoption year, and investment and a different sales mix in Harcourt Assessment.

REVIEW OF OPERATIONS AND FINANCIAL PERFORMANCE	07

The Harcourt US K-12 schools business saw continued market success, gaining the leading overall market share of over 30% in state textbook adoptions, good growth in open territories, and significant new Reading First contracts. Revenues, before acquisitions, were however flat against a market down 2-3% due to the reduction in available adoption opportunities in 2004. Particular successes in the Elementary market adoptions, where Harcourt achieved a clear leadership position, were in Florida math and South Carolina reading. In the Secondary market, strong performances were seen in the science and language arts adoptions but Harcourt’s overall position was held back by the lack of a new high school math programme which is due next year. The supplemental businesses saw growth from new frontlist publishing which is starting to come through as the publishing programme is realigned to meet No Child Left Behind Act requirements. Adjusted operating profits, before acquisitions, were 2% lower, reflecting the sales and marketing spend ahead of the 2005 adoptions.

On 30 June, Harcourt Education acquired Saxon Publishers, a leading publisher of skills-based instructional material for pre-kindergarten through high school students in math, phonics and early childhood learning. The strength of Saxon’s skills-based math programme fits well with Harcourt’s supplemental business with its focus on reading and language arts. Saxon has performed ahead of expectations in the half year of our ownership, with proforma 2004 revenues up over 10% to $86m and adjusted operating profit up over 40% to $24m, with Saxon now fully integrated within the business. With the repositioning of Harcourt’s supplemental literacy front list and the strength of the Saxon math programme, the business is well placed to take full advantage of the strong market growth expected in these two key areas.

Harcourt Assessment saw underlying revenue growth of 8% driven by new state testing contracts and good growth on existing contracts. Adjusted operating profits were 1% lower due to new product investment and a change in sales mix after the heavy prior year clinical publishing schedule. Good growth was seen in international markets as local language editions of key titles were introduced. Substantial investment is being made in the Stanford Learning First classroom based interim assessment product. The initial early version has been well received and strong demand is expected from the release of further modules later this year.

The Harcourt Education International business saw good growth from new publishing in the UK and southern Africa with revenues and adjusted operating profits up 6% and 8% respectively. Management responsibility for the Greenwood Heinemann and global library businesses has been brought within Harcourt supplemental learning with which they are more closely aligned. The prior year comparatives for the International and US Schools & Testing segments have been restated accordingly.

The outlook for Harcourt Education is very positive. The textbook adoption cycle turns up in 2005 and state budgets are improving. New textbook programmes are expected to perform well and Harcourt is improving its market positioning in open territories. Continued good growth is also expected in assessment and from new publishing in supplemental education. Organic revenue growth of 9-10% is targeted for 2005, and 6-7% over the three years 2005-2007 taking into account the adoption cycle.

REED BUSINESS

					% change
	2004	2003	2004	2003	at constant
	£m	£m	€m	€m	currencies

Turnover
Reed Business Information
US	323	365	475	530	-1%
UK	244	234	359	339	+5%
Continental Europe	268	277	394	402	-2%
Reed Exhibitions	421	420	619	609	+4%
Other	33	32	48	46	+5%

	1,289	1,328	1,895	1,926	+2%

Adjusted operating profit	227	236	334	342	—
Adjusted operating margin	17.6%	17.8%	17.6%	17.8%	-0.2pts

Reed Business saw recovery in its markets for the first time in four years, and revenues moving ahead with 2% growth, compared to a 5% decline in 2003. An increasing number of sectors and geographies are seeing positive growth momentum, and online services and exhibitions are performing well. Faster growth is expected in 2005 as markets continue to strengthen and we continue to focus on market share, yield and new product introduction.

Revenues and adjusted operating profits were both up 2% at constant exchange rates before minor acquisitions and disposals. The magazines and information publishing businesses were broadly flat whilst the exhibitions business grew 6%. Adjusted operating margins were largely held despite additional new product investment through further cost actions.

REVIEW OF OPERATIONS AND FINANCIAL PERFORMANCE	08

In the US, Reed Business Information saw revenues up 1% for the year for continuing titles, with the first half decline of 3% reversed in the second half. Continued good growth was seen in the media sector and, whilst the manufacturing titles showed some further decline, the electronics sector was up on the prior year. Online revenues grew well with significant website development and marketing initiatives. Adjusted operating profits grew 3% as further action was taken to improve margins.

In the UK, Reed Business Information revenues and adjusted operating profits were both up 5% with revenue growth of 10% or more in the property, personnel and construction sectors, a return to growth in the technology sector, and a continuing strong performance from online recruitment advertising, with print recruitment advertising also ahead. Overall display advertising, having been down in the first half, recovered with good growth in online display to end the year up 2%. Online revenues now account for 28% of UK revenues and grew 26% in the year.

In Continental Europe, Reed Business Information did well to limit underlying revenue and operating profit decline to 3% and 7% respectively, with demand impacted by continued economic weakness in The Netherlands and Germany in particular. The focus on market share performance and yield management mitigated subscription and advertising volume declines. In Asia Pacific underlying revenue growth was 10% with strong performances in Australia, Singapore and Japan.

Reed Exhibitions had a good year, with underlying revenue growth of 6% and adjusted operating profits up 7%. Revenue growth in annual exhibitions and from new launches was 4%, with particularly strong performances in the US security, jewellery and gaming shows, in the international travel and property shows, and in France and Asia Pacific. The net cycling in of non-annual shows contributed 2 percentage points to revenue growth.

Reed Business has continued to expand its investment in further developing its titles and exhibitions and in building its online services to meet the strongly growing demand for internet delivered information and marketing solutions. 2004 saw the launch of 10 titles, including Variety and Interior Design, in China through joint ventures with IDG and Chinese partners, strong growth in the recently launched Design News Japan, and the development of Vlife within the Variety portfolio. Online revenues grew by more than 30% to over $200m with strongly growing advertising and search demand in our title webzines, recruitment sites, data services, and online search engines and directories, including Kellysearch which was launched in the US and Netherlands building on its UK success.

The outlook for Reed Business is good. Markets overall are improving, and innovation in new show and title launches and in building online services is capturing growth in faster growing segments. Organic revenue growth of 4-5% is targeted for 2005, with at least 5% revenue growth targeted in later years, given a reasonable market environment. Significant cost actions over the last four years have positioned the business well to see good operational gearing as revenues increase.

FINANCIAL REVIEW

REED ELSEVIER COMBINED BUSINESSES
Profit and loss account

The reported profit before tax for the Reed Elsevier combined businesses, after the amortisation of goodwill and intangible assets and exceptional items, was £562m/€826m, which compares with a reported profit of £519m/€752m in 2003. The increase principally reflects higher underlying operating profits, lower goodwill and intangible asset amortisation, as well as a reduced net interest expense. The reported attributable profit of £303m/€445m was £31m/€39m lower than in 2003, which included exceptional tax credits of £84m/€122m principally in respect of prior year disposals.

The continued decline of the US dollar since 2003 has had adverse currency translation effects on the reported results expressed in sterling and in euros. This translation effect does not however impact the underlying performance of the businesses.

Turnover decreased by 2% expressed in sterling to £4,812m, and by 1% expressed in euros to €7,074m. At constant exchange rates, turnover was 5% higher, or 3% higher excluding acquisitions and disposals.

Adjusted operating profits, excluding the amortisation of goodwill and intangible assets and exceptional items, were down 2% expressed in sterling at £1,159m, and flat expressed in euros at €1,704m. At constant exchange rates, adjusted operating profits were up 5%, or 3% excluding acquisitions and disposals. Adjusted operating margins improved by 0.2 percentage points to 24.1% reflecting the continued tight management of costs despite increased investment.

The amortisation charge for intangible assets and goodwill, including in joint ventures, amounted to £406m/€598m, down £39m/€47m on the prior year as a result of currency translation effects and some past acquisitions becoming fully amortised.

REVIEW OF OPERATIONS AND FINANCIAL PERFORMANCE	09

Exceptional items showed a pre-tax charge of £59m/€86m, comprising £38m/€56m of acquisition integration and related costs, £18m/€26m in respect of restructuring actions, and a £3m/€4m net loss on disposal of businesses, investments and other fixed assets. After a tax credit of £13m/€18m principally arising on the exceptional costs, exceptional items showed a net post-tax loss of £46m/€68m. This compares with a net post-tax exceptional gain of £38m/€54m in 2003 including tax credits in respect of prior year disposals.

Net interest expense, at £132m/€194m, was £36m/€49m lower than in the prior year, reflecting the benefit of the 2003 free cash flow, lower interest rates and currency translation effects. Net interest cover on an adjusted basis increased to 8.8 times.

Adjusted profits before tax, before the amortisation of goodwill and intangible assets and exceptional items, at £1,027m/€1,510m, were up 2% expressed in sterling and 3% expressed in euros. At constant exchange rates, adjusted profits before tax were up 8%.

The effective tax rate on adjusted earnings was little changed at 26%. The adjusted profit attributable to shareholders of £760m/€1,117m was up 2% expressed in sterling and 4% expressed in euros. At constant exchange rates, the adjusted profit attributable to shareholders was up 8%.

Cash flows and debt

Adjusted operating cash flow, before exceptional items, was £1,050m/€1,544m representing a 91% conversion rate of adjusted operating profits into cash. This compares with a conversion rate in 2003 of 87% and reflects the continuing focus on working capital management. Capital expenditure in the year amounted to £203m/€298m, up from £168m/€244m in the prior year, and included several major IT platform and infrastructure projects. Depreciation was broadly similar to the prior year at £126m/€185m.

Free cash flow — after interest and taxation but before acquisition spend, exceptional receipts and payments and dividends — was £680m/€1,000m, compared to £669m/€970m in 2003. After dividends, free cash flow was £371m/€546m compared to £377m/€547m in 2003. Net exceptional cash payments of £24m/€34m comprise acquisition related and restructuring payments of £67m/€98m, less net proceeds from disposals of businesses, investments and other fixed assets of £12m/€18m and £31m/€46m of reduced tax payments.

In 2004, acquisitions were made for a total consideration of £647m/€951m, including £7m/€10m deferred to future years, and after taking account of net cash acquired of £17m/€25m. The amounts capitalised in respect of goodwill and intangible assets were £277m/€407m and £310m/€456m respectively. Deferred consideration paid in respect of prior year acquisitions totalled £4m/€6m. The 2004 acquisitions contributed £18m/€27m to adjusted operating profit in the year and added £31m/€46m to net cash inflow from operating activities for the part year under Reed Elsevier ownership.

Net borrowings at 31 December 2004 were £2,532m/€3,570m, an increase of £160m in sterling and €202m in euros since 31 December 2003, reflecting acquisition spend less free cash flow and favourable exchange translation effects on net debt from the weaker US dollar.

Gross borrowings at 31 December 2004 amounted to £2,757m/€3,887m, denominated mostly in US dollars, and were partly offset by cash balances totalling £225m/€317m invested in short term deposits and marketable securities. After taking account of interest rate derivatives, a total of 63% of Reed Elsevier’s gross borrowings were at fixed rates, including £1,209m/€1,705m of floating rate debt fixed through the use of interest rate derivatives, and had a weighted average interest coupon of 5.2% and an average remaining life of 4.1 years.

PARENT COMPANIES

Profit and loss account

Adjusted earnings per share, measured before the effect of amortisation of goodwill and intangible assets, exceptional items and related tax effects, for Reed Elsevier PLC were 31.8p, up 2% on the previous year, and for Reed Elsevier NV were €0.71, up 3% from 2003. The difference in percentage change is attributable to the impact of currency movements on the translation of reported results and rounding effects. At constant rates of exchange, the adjusted earnings per share of both companies would have shown an increase of 8% over the previous year.

After their share of the charge in respect of goodwill and intangible asset amortisation and of the exceptional items, the reported earnings per share of Reed Elsevier PLC after tax credit equalisation and Reed Elsevier NV were 12.0p and €0.28 respectively, compared to 13.4p and €0.31 in 2003.

Dividends

Dividends to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level, including the benefit of the UK attributable tax credit of 10% received by certain Reed Elsevier PLC shareholders. The exchange rate used for each dividend calculation — as defined in the Reed Elsevier merger agreement — is the spot euro/sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend.

The Board of Reed Elsevier PLC has proposed a final dividend of 9.6p, giving a total dividend of 13.0p for the year, up 8% on 2003. The Boards of Reed Elsevier NV, in accordance with the dividend equalisation arrangements, have proposed a final dividend of €0.24. This results in a total dividend of €0.33 for the year, up 10% on 2003.

Dividend cover for Reed Elsevier PLC, based on adjusted earnings before the amortisation of goodwill and intangible assets and exceptional items and related tax effects, was 2.4 times, and for Reed Elsevier NV was 2.2 times. Measured for the combined businesses on a similar basis, dividend cover was 2.3 times.

REVIEW OF OPERATIONS AND FINANCIAL PERFORMANCE	10

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Under a regulation adopted by the European Parliament, the Reed Elsevier combined financial statements and the financial statements of the two parent companies, Reed Elsevier PLC and Reed Elsevier NV, will be prepared in accordance with International Financial Reporting Standards (IFRS) with effect from the 2005 financial year. The principal changes to Reed Elsevier’s accounting policies on adoption of IFRS and a restatement of the 2004 financial statement information under IFRS are set out as additional information in this Preliminary Statement.

A presentation on the results will be audiocast live on the reedelsevier.com website at 09.30 am (London)/10.30 am (Amsterdam) today.

FORWARD LOOKING STATEMENTS

This Preliminary Statement contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms ‘expect’, ‘should be’, ‘will be’, and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Reed Elsevier’s markets; exchange rate fluctuations; customers’ acceptance of its products and services; the actions of competitors; legislative, fiscal and regulatory developments; changes in law and legal interpretation affecting Reed Elsevier’s intellectual property rights and internet communications; and the impact of technological change.

COMBINED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2004	11

		2004	2003	2004	2003
	Note	£m	£m	€m	€m

Turnover
Including share of turnover of joint ventures		4,906	5,006	7,212	7,259
Less: share of turnover of joint ventures		(94)	(81)	(138)	(118)

	3	4,812	4,925	7,074	7,141

Continuing operations before acquisitions		4,751	4,925	6,984	7,141
Acquisitions		61	—	90	—

Cost of sales		(1,733)	(1,764)	(2,548)	(2,558)

Gross profit		3,079	3,161	4,526	4,583
Operating expenses		(2,404)	(2,516)	(3,534)	(3,648)

Before amortisation and exceptional items		(1,944)	(2,002)	(2,858)	(2,902)
Amortisation of goodwill and intangible assets		(404)	(442)	(594)	(641)
Exceptional items	4	(56)	(72)	(82)	(105)

Operating profit (before joint ventures)		675	645	992	935

Continuing operations before acquisitions		699	645	1,027	935
Acquisitions		(24)	—	(35)	—

Share of operating profit of joint ventures		22	16	32	23

Operating profit including joint ventures		697	661	1,024	958
Non operating exceptional items
Net (loss)/profit on disposal of businesses and fixed assets	4	(3)	26	(4)	37

Profit on ordinary activities before interest		694	687	1,020	995
Net interest expense		(132)	(168)	(194)	(243)

Profit on ordinary activities before taxation		562	519	826	752
Tax on profit on ordinary activities		(257)	(183)	(378)	(265)

Profit on ordinary activities after taxation		305	336	448	487
Minority interests		(2)	(2)	(3)	(3)

Profit attributable to parent companies’ shareholders		303	334	445	484
Equity dividends paid and proposed		(330)	(304)	(485)	(441)

Retained (loss)/profit taken to combined reserves		(27)	30	(40)	43

ADJUSTED FIGURES

		2004	2003	2004	2003
	Note	£m	£m	€m	€m

Adjusted operating profit	5	1,159	1,178	1,704	1,708
Adjusted profit before tax	5	1,027	1,010	1,510	1,465
Adjusted profit attributable to parent companies’ shareholders	5	760	744	1,117	1,079

Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures.

COMBINED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2004	12

		2004	2003	2004	2003
	Note	£m	£m	€m	€m

Net cash inflow from operating activities before exceptional items	6	1,221	1,163	1,794	1,686
Payments relating to exceptional items charged to operating profit	6	(67)	(98)	(98)	(142)

Net cash inflow from operating activities		1,154	1,065	1,696	1,544

Dividends received from joint ventures		17	14	25	20

Interest and similar income received		16	17	24	25
Interest and similar charges paid		(146)	(194)	(215)	(282)

Returns on investments and servicing of finance		(130)	(177)	(191)	(257)

Taxation before exceptional items		(240)	(182)	(353)	(264)
Exceptional items		31	36	46	52

Taxation		(209)	(146)	(307)	(212)

Purchase of tangible fixed assets		(192)	(155)	(282)	(225)
Purchase of fixed asset investments		(13)	(7)	(19)	(10)
Proceeds from sale of tangible fixed assets		4	6	7	10
Exceptional proceeds from disposal of fixed assets		10	19	15	28

Capital expenditure and financial investment		(191)	(137)	(279)	(197)

Acquisitions		(647)	(258)	(951)	(374)
Exceptional net proceeds from disposal of businesses		2	77	3	112

Acquisitions and disposals		(645)	(181)	(948)	(262)

Equity dividends paid to shareholders of the parent companies		(309)	(292)	(454)	(423)

Cash (outflow)/inflow before changes in short term investments and financing		(313)	146	(458)	213
Decrease/(increase) in short term investments		402	(165)	589	(240)
Financing		(90)	(86)	(132)	(125)

Decrease in cash		(1)	(105)	(1)	(152)

Short term investments include deposits of under one year if the maturity or notice period exceeds 24 hours, commercial paper investments and interest bearing securities that can be realised without significant loss at short notice.

ADJUSTED FIGURES

		2004	2003	2004	2003
	Note	£m	£m	€m	€m

Adjusted operating cash flow	5	1,050	1,028	1,544	1,491
Adjusted operating cash flow conversion		91%	87%	91%	87%

Reed Elsevier businesses focus on adjusted operating cash flow as a key cash flow measure. Adjusted operating cash flow is measured after dividends from joint ventures, tangible fixed asset spend and proceeds from the sale of tangible fixed assets but before exceptional payments and proceeds. Adjusted operating cash flow conversion expresses adjusted operating cash flow as a percentage of adjusted operating profit.

COMBINED BALANCE SHEET AS AT 31 DECEMBER 2004	13

		2004	2003	2004	2003
	Note	£m	£m	€m	€m

Fixed assets
Goodwill and intangible assets		5,006	5,153	7,058	7,317
Tangible fixed assets		519	482	732	684
Investments		108	101	153	144

		5,633	5,736	7,943	8,145

Current assets
Inventories and pre-publication costs		541	526	763	747
Debtors — amounts falling due within one year		1,098	1,044	1,548	1,482
Debtors — amounts falling due after more than one year		239	249	337	354
Cash and short term investments		225	638	317	906

		2,103	2,457	2,965	3,489
Creditors: amounts falling due within one year		(3,357)	(3,474)	(4,733)	(4,933)

Net current liabilities		(1,254)	(1,017)	(1,768)	(1,444)

Total assets less current liabilities		4,379	4,719	6,175	6,701
Creditors: amounts falling due after more than one year		(1,971)	(2,105)	(2,779)	(2,989)
Provisions for liabilities and charges		(128)	(168)	(180)	(239)
Minority interests		(13)	(12)	(20)	(17)

Net assets		2,267	2,434	3,196	3,456

Capital and reserves
Combined share capitals		191	190	269	270
Combined share premium accounts		1,805	1,784	2,545	2,533
Combined shares held in treasury		(66)	(37)	(93)	(53)
Combined reserves		337	497	475	706

Combined shareholders’ funds		2,267	2,434	3,196	3,456

Net borrowings	7	2,532	2,372	3,570	3,368

COMBINED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
FOR THE YEAR ENDED 31 DECEMBER 2004

	2004	2003	2004	2003
	£m	£m	€m	€m

Profit attributable to parent companies’ shareholders	303	334	445	484
Exchange translation differences	(143)	(232)	(224)	(620)

Total recognised gains and losses for the year	160	102	221	(136)

COMBINED SHAREHOLDERS’ FUNDS RECONCILIATION
FOR THE YEAR ENDED 31 DECEMBER 2004

	2004	2003	2004	2003
	£m	£m	€m	€m

Profit attributable to parent companies’ shareholders	303	334	445	484
Equity dividends paid and proposed	(330)	(304)	(485)	(441)
Issue of ordinary shares, net of expenses	21	14	31	20
Increase in shares held in treasury	(29)	(18)	(43)	(26)
Increase in reserve for conditional share awards	11	—	16	—
Exchange translation differences	(143)	(232)	(224)	(620)

Net decrease in combined shareholders’ funds	(167)	(206)	(260)	(583)
Combined shareholders’ funds at 1 January	2,434	2,640	3,456	4,039

Combined shareholders’ funds at 31 December	2,267	2,434	3,196	3,456

COMBINED FINANCIAL INFORMATION NOTES TO THE COMBINED FINANCIAL INFORMATION	14

1 Basis of preparation

The Reed Elsevier combined financial information encompasses the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, joint ventures and associates, together with the parent companies, Reed Elsevier PLC and Reed Elsevier NV. The combined financial information has been abridged from the audited combined financial statements for the year ended 31 December 2004. Financial information is presented in both sterling and euros.

The combined financial information has been prepared on the basis of accounting policies in accordance with applicable UK Generally Accepted Accounting Principles (GAAP). Under Article 362.1 of Book 2 Title 9 of the Netherlands Civil Code, UK GAAP may be adopted by Dutch companies with international operations for the preparation of financial statements and, accordingly, UK GAAP has been so adopted ensuring consistency.

2 Exchange rates

In preparing the combined financial information, the following exchange rates have been applied:

	Profit & loss		Balance sheet

	2004	2003	2004	2003

Euro to sterling	1.47	1.45	1.41	1.42
US dollars to sterling	1.83	1.63	1.93	1.78
US dollars to euro	1.24	1.12	1.37	1.25

3 Segment analysis

Turnover

	2004	2003	2004	2003
	£m	£m	€m	€m

Business segment
Elsevier	1,363	1,381	2,004	2,002
LexisNexis	1,292	1,318	1,899	1,911
Harcourt Education	868	898	1,276	1,302
Reed Business	1,289	1,328	1,895	1,926

Total	4,812	4,925	7,074	7,141

	2004	2003	2004	2003
	£m	£m	€m	€m

Geographical origin
North America	2,656	2,822	3,904	4,092
United Kingdom	846	823	1,244	1,193
The Netherlands	503	502	739	728
Rest of Europe	545	541	801	784
Rest of world	262	237	386	344

Total	4,812	4,925	7,074	7,141

	2004	2003	2004	2003
	£m	£m	€m	€m

Geographical market
North America	2,779	2,921	4,085	4,235
United Kingdom	545	551	801	799
The Netherlands	202	207	297	300
Rest of Europe	725	695	1,066	1,008
Rest of world	561	551	825	799

Total	4,812	4,925	7,074	7,141

COMBINED FINANCIAL INFORMATION NOTES TO THE COMBINED FINANCIAL INFORMATION	15

3  Segment analysis (continued)

Operating profit (including amortisation and exceptional items)

	2004	2003	2004	2003
	£m	£m	€m	€m

Business segment
Elsevier	386	375	567	544
LexisNexis	110	95	162	138
Harcourt Education	90	91	132	132
Reed Business	111	100	163	144

Total	697	661	1,024	958

	2004	2003	2004	2003
	£m	£m	€m	€m

Geographical origin
North America	238	225	350	326
United Kingdom	155	168	227	244
The Netherlands	181	162	266	235
Rest of Europe	83	73	122	106
Rest of world	40	33	59	47

Total	697	661	1,024	958

Adjusted operating profit (excluding amortisation and exceptional items)

	2004	2003	2004	2003
	£m	£m	€m	€m

Business segment
Elsevier	460	467	676	677
LexisNexis	308	301	453	437
Harcourt Education	164	174	241	252
Reed Business	227	236	334	342

Total	1,159	1,178	1,704	1,708

	2004	2003	2004	2003
	£m	£m	€m	€m

Geographical origin
North America	571	603	839	874
United Kingdom	204	210	300	305
The Netherlands	200	189	294	274
Rest of Europe	140	136	206	197
Rest of world	44	40	65	58

Total	1,159	1,178	1,704	1,708

COMBINED FINANCIAL INFORMATION NOTES TO THE COMBINED FINANCIAL INFORMATION	16

4 Exceptional items

	2004	2003	2004	2003
	£m	£m	€m	€m

Reorganisation costs (i)	(18)	(23)	(26)	(33)
Acquisition related costs (ii)	(38)	(49)	(56)	(72)

Charged to operating profit	(56)	(72)	(82)	(105)
Net (loss)/profit on disposal of businesses and fixed assets (iii)	(3)	26	(4)	37

Exceptional charge before tax	(59)	(46)	(86)	(68)
Net tax credit (iv)	13	84	18	122

Total exceptional (charge)/credit	(46)	38	(68)	54

(i)	Reorganisation costs relate to employee severance actions taken in the year principally in Reed Business and Elsevier.

(ii)	Acquisition related costs include employee severance and other costs arising on the integration of Seisint, Saxon and other recent acquisitions.

(iii)	The net loss relates to minor disposals.

(iv)	The net tax credit arises principally in respect of tax relief related to restructuring and acquisition integration costs, and, in 2003, additionally in respect of prior year disposals.

5 Adjusted figures

Adjusted profit and cash flow figures are used by the Reed Elsevier businesses as additional performance measures. The adjusted figures are stated before the amortisation of goodwill and intangible assets, exceptional items and related tax effects, and are derived as follows:

	2004	2003	2004	2003
	£m	£m	€m	€m

Operating profit including joint ventures	697	661	1,024	958
Adjustments:
Amortisation of goodwill and intangible assets (including joint ventures)	406	445	598	645
Exceptional items	56	72	82	105

Adjusted operating profit	1,159	1,178	1,704	1,708

Profit before tax	562	519	826	752
Adjustments:
Amortisation of goodwill and intangible assets (including joint ventures)	406	445	598	645
Exceptional items	59	46	86	68

Adjusted profit before tax	1,027	1,010	1,510	1,465

Profit attributable to parent companies’ shareholders	303	334	445	484
Adjustments:
Amortisation of goodwill and intangible assets (including joint ventures)	411	448	604	649
Exceptional items	46	(38)	68	(54)

Adjusted profit attributable to parent companies’ shareholders	760	744	1,117	1,079

Net cash inflow from operating activities	1,154	1,065	1,696	1,544
Dividends received from joint ventures	17	14	25	20
Purchase of tangible fixed assets	(192)	(155)	(282)	(225)
Proceeds from sale of tangible fixed assets	4	6	7	10
Payments in relation to exceptional items charged to operating profit	67	98	98	142

Adjusted operating cash flow	1,050	1,028	1,544	1,491

COMBINED FINANCIAL INFORMATION NOTES TO THE COMBINED FINANCIAL INFORMATION	17

6 Reconciliation of operating profit to net cash inflow from operating activities

	2004	2003	2004	2003
	£m	£m	€m	€m

Operating profit (before joint ventures)	675	645	992	935
Exceptional charges to operating profit	56	72	82	105

Operating profit before exceptional items	731	717	1,074	1,040

Amortisation of goodwill and intangible assets	404	442	594	641
Depreciation	126	134	185	194

Total non cash items	530	576	779	835

Increase in inventories and pre-publication costs	(39)	(51)	(58)	(75)
Increase in debtors	(66)	(112)	(97)	(162)
Increase in creditors	65	33	96	48

Movement in working capital	(40)	(130)	(59)	(189)

Net cash inflow from operating activities before exceptional items	1,221	1,163	1,794	1,686
Payments relating to exceptional items charged to operating profit	(67)	(98)	(98)	(142)

Net cash inflow from operating activities	1,154	1,065	1,696	1,544

7 Reconciliation of net borrowings

	2004	2003	2004	2003
	£m	£m	€m	€m

Net borrowings at 1 January	(2,372)	(2,732)	(3,368)	(4,180)

Decrease in cash	(1)	(105)	(1)	(152)
(Decrease)/increase in short term investments	(402)	165	(589)	240
Decrease in borrowings	82	82	120	119

Change in net borrowings resulting from cash flows	(321)	142	(470)	207

Borrowings in acquired business	(2)	(9)	(3)	(13)
Inception of finance leases	(11)	(13)	(16)	(19)
Exchange translation differences	174	240	287	637

Net borrowings at 31 December	(2,532)	(2,372)	(3,570)	(3,368)

8. Pension schemes

Pension costs are accounted for in accordance with the UK accounting standard, SSAP24. The UK financial reporting standard, FRS17: Retirement Benefits requires additional information to be disclosed based on methodologies set out in the standard which are different from those used under SSAP24 and by the scheme actuaries in determining funding arrangements.

Reed Elsevier operates a number of pension schemes around the world. The major schemes are of the defined benefit type with assets held in separate trustee administered funds. The two largest schemes, which cover the majority of employees, are in the UK and US. The main UK scheme was subject to a triennial valuation by Watson Wyatt Partners as at 5 April 2003. The main US scheme is valued annually and was subject to a valuation by Towers Perrin as at 1 January 2004. The actuarial values placed on scheme assets under SSAP24 as at their last valuation date were sufficient to cover 113% and 119% of the benefits that had accrued to members of the main UK and US schemes, respectively.

The net pension charge was £57m/€84m (2003: £59m/€86m). Pension contributions made in the year amounted to £79m/€116m (2003: £49m/€72m). The net SSAP24 charge on the main UK scheme comprises a regular cost of £23m/€34m (2003: £23m/€33m), less amortisation of the net actuarial surplus of £13m/€19m (2003: £13m/€19m). Based on the advice of scheme actuaries, and with the agreement of the scheme trustees, employer contributions will be made at a rate of 5% of pensionable salaries until the next triennial valuation in 2006. Employer contributions of £10m/€15m have been made to the main UK scheme in 2004 (2003: nil).

At 31 December 2004, the aggregate net deficit in respect of the defined benefit schemes under FRS17 comprised £254m/€358m (2003: £189m/€268m) in respect of funded schemes and liabilities of £67m/€95m (2003: £62m/€88m) in respect of unfunded schemes, of which £53m/€74m (2003: £52m/€74m) is provided for within creditors under SSAP24.

REED ELSEVIER PLC SUMMARY FINANCIAL INFORMATION	18

Basis of preparation

The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of results arising in Reed Elsevier PLC and its subsidiary undertakings. Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses is shown in the balance sheet as interests in joint ventures, net of the other assets and liabilities reported within Reed Elsevier PLC and its subsidiary undertakings. Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures.

Summary consolidated profit and loss account

	2004	2003
FOR THE YEAR ENDED 31 DECEMBER 2004	£m	£m

Share of combined turnover	2,546	2,605

Share of combined adjusted profit before tax	543	534
Share of amortisation	(215)	(235)
Share of exceptional items before tax	(31)	(24)
Reed Elsevier NV’s share of UK tax credit on distributed earnings	(8)	(8)

Profit on ordinary activities before taxation	289	267
Tax on profit on ordinary activities	(137)	(98)

Profit attributable to ordinary shareholders	152	169
Equity dividends paid and proposed	(163)	(152)

Retained (loss)/profit taken to reserves	(11)	17

Basic earnings per share	12.0p	13.4p
Diluted earnings per share	11.9p	13.4p
Adjusted earnings per share	31.8p	31.2p

Adjusted earnings per share is based upon the Reed Elsevier PLC shareholders’ 52.9% share of the adjusted profit attributable of the Reed Elsevier combined businesses. Tax on profit on ordinary activities includes £132m (2003: £97m) in respect of joint ventures.

Dividends

The directors of Reed Elsevier PLC have proposed a final dividend of 9.6p per ordinary share (2003: 8.7p) which, when added to the interim dividend already paid of 3.4p per ordinary share (2003: 3.3p), amounts to a total 2004 dividend of 13.0p per ordinary share (2003: 12.0p), an increase of 8%. The Reed Elsevier PLC final dividend will be paid on 20 May 2005, with ex-dividend and record dates of 27 April 2005 and 29 April 2005 respectively. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. The equalisation adjustment equalises the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement.

Summary consolidated cash flow statement

	2004	2003
FOR THE YEAR ENDED 31 DECEMBER 2004	£m	£m

Net cash outflow from operating activities	(2)	(1)
Dividends received from Reed Elsevier Group plc	153	144
Equity dividends paid	(153)	(144)
Financing (including issue of ordinary shares £11m (2003: £12m))	—	1
Other cash flows	2	—

Change in net cash	—	—

Summary consolidated balance sheet

	2004	2003
AS AT 31 DECEMBER 2004	£m	£m

Fixed asset investment in joint ventures	773	859
Net current assets	426	465
Creditors: amounts falling due after more than one year	—	(36)

Net assets	1,199	1,288

Net current assets includes amounts owed by Reed Elsevier Group plc group of £595m (2003: £584m).

The financial information set out above has been abridged from the company’s statutory accounts for the year ended 31 December 2004, which have been audited and will be filed with the UK Registrar of Companies following the Annual General Meeting. The audit report was unqualified and did not contain statements under S237(2) or (3) Companies Act 1985.

REED ELSEVIER NV SUMMARY FINANCIAL INFORMATION	19

Basis of preparation

The Reed Elsevier NV group results for the year ended 31 December 2004 reflect the Reed Elsevier NV shareholders’ 50% economic interest in the Reed Elsevier combined businesses, accounted for on a gross equity basis. Adjusted figures, which exclude the amortisation of goodwill and intangible assets, exceptional items and related tax effects, are presented as additional performance measures.

The summary financial statements have been prepared in accordance with UK Generally Accepted Accounting Principles (GAAP). As permitted by Article 362.1 of Book 2, Title 9 of the Netherlands Civil Code, the summary financial information has been prepared using accounting policies that are in accordance with UK GAAP ensuring consistency.

Summary group profit and loss account

	2004	2003
FOR THE YEAR ENDED 31 DECEMBER 2004	€m	€m

Share of combined turnover	3,537	3,571

Share of combined adjusted profit before tax	755	733
Share of amortisation	(299)	(323)
Share of exceptional items before tax	(43)	(34)
Taxation	(190)	(134)

Profit attributable to shareholders	223	242
Equity dividends paid and proposed	(244)	(221)

Retained (loss)/profit taken to reserves	(21)	21

Basic earnings per share	€0.28	€0.31
Diluted earnings per share	€0.28	€0.31
Adjusted earnings per share	€0.71	€0.69

Adjusted earnings per share is based upon the Reed Elsevier NV shareholders’ 50% share of the adjusted profit attributable of the Reed Elsevier combined businesses.

Dividends

The directors of Reed Elsevier NV have proposed a final dividend of €0.24 per ordinary share (2003: €0.22) which, when added to the interim dividend already paid of €0.09 per ordinary share (2003: €0.08), amounts to a total 2004 dividend of €0.33 per ordinary share (2003: €0.30), an increase of 10%. The Reed Elsevier NV final dividend will be paid on 20 May 2005, with ex-dividend and record dates of 2 May 2005 and 29 April 2005 respectively. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders.

Summary group cash flow statement

	2004	2003
FOR THE YEAR ENDED 31 DECEMBER 2004	€m	€m

Net cash outflow from operating activities	(3)	(2)
Dividends received from Reed Elsevier Group plc	220	200
Equity dividends paid	(229)	(215)
(Increase)/decrease in short term investments	(18)	8
Financing (including issue of ordinary shares €14m (2003: €3m))	34	4
Other cash flows	(4)	5

Change in net cash	—	—

REED ELSEVIER NV SUMMARY FINANCIAL INFORMATION	20

Summary group balance sheet

	2004	2003
AS AT 31 DECEMBER 2004	€m	€m

Fixed asset investment in joint ventures	1,785	1,904
Net current liabilities	(122)	(111)
Creditors: amounts falling due after more than one year	(65)	(65)

Net assets	1,598	1,728

Net current liabilities include short term investments of €25m (2003: €7m).

The financial information in respect of the year ended 31 December 2004 has been extracted from the statutory accounts of Reed Elsevier NV which have been audited. These include parent company financial statements in which Reed Elsevier NV’s investments in the Reed Elsevier combined businesses are presented on an historical cost basis.

ADDITIONAL INFORMATION ON INTERNATIONAL FINANCIAL REPORTING STANDARDS	21

Under a regulation adopted by the European Parliament, the Reed Elsevier combined financial statements and the financial statements of the two parent companies, Reed Elsevier PLC and Reed Elsevier NV, will be prepared in accordance with International Financial Reporting Standards (IFRS) with effect from the 2005 financial year.

The adoption of IFRS for the 2005 financial year requires changes in Reed Elsevier accounting policies in six major areas:

•	Goodwill and intangible assets
•	Employee benefits
•	Share based payments
•	Financial instruments
•	Deferred taxation
•	Dividends.

The 2004 financial statements have been restated (unaudited) under IFRS, assuming a 1 January 2004 transition date, and these will form the results and financial position for the comparative year in the 2005 financial statements. A summary of the restated 2004 financial statements is set out as additional information on pages 23 to 24 of this Preliminary Statement, and the principal changes under IFRS and their impact are summarised below.

The net effect of presenting the 2004 financial statements under IFRS has been to increase the reported Reed Elsevier combined attributable earnings by £156m/€230m, an increase of 51% over the amounts reported under UK GAAP, and to reduce combined shareholders’ funds by £603m/€850m. These are accounting effects only and have no bearing on the cash flows in the business.

Goodwill and intangible assets. Under IFRS, goodwill on acquisitions is no longer amortised, and is subject to annual impairment review. Acquired intangible assets are typically amortised over shorter lives than hitherto, although certain intangible assets may have indefinite lives. The net effect on the 2004 results is to reduce the amortisation charge for goodwill and intangible assets (including in joint ventures) by £151m/€223m, with a corresponding increase in net assets. There is no retrospective restatement of the goodwill and intangible assets values as at the 1 January 2004 transition date. There is a further addition to goodwill under IFRS amounting to £68m/€96m as at 31 December 2004 arising in respect of deferred tax liabilities on intangible assets acquired after the 1 January 2004 transition date.

Capitalised software developments costs, previously classified within tangible fixed assets, are now included within intangible assets. The net book amount reclassified as at 31 December 2004 is £227m/€321m. There is no change to the depreciation charges in respect of such assets, although these will now be classified, separately, within intangible asset amortisation.

Employee benefits. Under IFRS, the profit and loss expense of defined benefit pension schemes and other post-retirement employee benefits is derived from annually made assumptions as to salary inflation, investment returns and discount rates based on market conditions at the beginning of the financial year. The surplus or deficit between scheme assets and liabilities, determined based on market conditions at the balance sheet date, is included in the balance sheet. Actuarial gains and losses, where actual experience differs from the assumptions made and market conditions change, are to be reported each year through the statement of recognised income and expense.

Previously under UK GAAP (SSAP24), determinations were made based on long term actuarial assumptions, and Reed Elsevier’s pension expense reflected more closely long term funding rates with actuarial surpluses and deficits amortised over the expected lives of employees. The adoption of IFRS valuation methodologies increases the 2004 pension expense by £27m/€40m. The net pension obligations now included in the balance sheet were £321m/€453m as at 31 December 2004, which compares with a net pension prepayment less accrued liabilities under UK GAAP of £84m/€119m.

Share based payments. Under IFRS, share options and other share based remuneration are expensed through the profit and loss account based on their fair value at the date of grant to employees and spread over the vesting period, taking into account the number of shares expected to vest. Under UK GAAP, only the intrinsic value is expensed e.g. where options are granted over shares with an exercise price below the market price of the shares at date of grant. The additional 2004 charge under IFRS is £48m/€71m.

Financial instruments. The new IFRS on financial instruments (IAS 39) is not applicable until the 2005 financial year, and there is no restatement of prior year comparatives required (due to the impracticality of applying the new rules to past transactions). Accordingly there is no restatement of the 2004 financial statements for IAS 39. Reed Elsevier uses financial instruments such as interest rate derivatives and forward exchange contracts to hedge interest rate and currency transaction exposures. Not all such instruments will in future necessarily qualify for hedge accounting treatment under the prescriptive rules of IAS 39. For financial instruments not qualifying for hedge accounting, changes in their market value will be reported through the profit and loss account.

For those debt instruments designated under IFRS as hedged by derivatives, such as cross currency swaps, qualifying as fair value hedges, both the debt and derivatives will be included separately in the balance sheet at fair value, resulting in variations in the balance sheet values of the gross debt and the offsetting derivatives as market rates fluctuate. The balance sheet value of the net debt, including the associated derivatives, will be unaffected. Under UK GAAP, the balance sheet amount of debt hedged by derivatives has previously been recorded at historical cost at hedged rates and not revalued.

ADDITIONAL INFORMATION ON INTERNATIONAL FINANCIAL REPORTING STANDARDS	22

Deferred taxation. Under IFRS, deferred taxation is provided for nearly all differences between the balance sheet amounts of assets and liabilities and their corresponding tax basis. Previously, deferred tax was provided for timing differences only and deferred tax assets were not recognised unless realisable in the near term. Net deferred taxation liabilities are £643m/€907m higher as at 31 December 2004 under IFRS. This relates principally to deferred tax of £785m/€1,107m on the difference between the balance sheet amount of acquired intangible assets and the historic tax bases of the underlying assets. The goodwill on acquisitions is grossed up by an equivalent amount, other than in respect of intangible assets acquired prior to the transition date of 1 January 2004. (Under transition rules, the deferred tax liability as at 1 January 2004 in respect of intangible assets acquired prior to that date is charged directly to reserves and not added to goodwill.) Under IFRS, the 2004 tax charge is reduced by £80m/€118m due to the unwinding of deferred tax liabilities and the deferred tax effects of other IFRS adjustments.

Dividends. Under IFRS, proposed dividends are not included within liabilities until declared. The net assets as at 31 December 2004 are accordingly increased by £248m/€350m with the removal from liabilities of the final dividends proposed.

Joint ventures. Under IFRS, the equity accounted share of joint ventures results is included within operating profit on a post-tax basis. Under UK GAAP, the equity share of the taxes in joint ventures has been included in taxation and not deducted within operating profit. The effect is to reduce both 2004 operating profit and the taxation charge under IFRS by £7m/€10m. There is no effect on profit attributable and net assets.

Performance measures. Reed Elsevier has for many years presented adjusted profit and cash flow figures as additional performance measures, which have been stated before the amortisation of goodwill and intangible assets, exceptional items and related tax effects. These have been important measures used in establishing budgets across the business and in monitoring performance, and in expressing Reed Elsevier’s financial targets.

Whilst the adoption of IFRS has no effect on the cash flow of the business, it will inevitably have an influence on the way management and investors view performance. Maintaining existing benchmarks, whilst providing consistency and avoiding the inherent volatility under IFRS, would require too many adjustments to reported figures.

In future, Reed Elsevier is likely to focus on adjusted figures that include the additional expense of share based payments and pension expense under IFRS. Additionally, restructuring costs will be included in the benchmark. Acquisition integration costs will be excluded as they are entirely dependent on acquisition activity and are budgeted as an integral component of acquisition cost. Amortisation of acquired intangible assets will, as before, be excluded from the adjusted figures. Whilst the impact of mark-to-market adjustments on any financial instruments which fail to qualify for hedge accounting treatment is believed to be manageable, it is intended to exclude these effects from the benchmark figures, at least initially, whilst we gain practical experience. The effective tax rate used in the benchmark will exclude the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. This will, as before, more closely approximate the cash tax rate. Adjusted operating profits and taxation will be grossed up for the equity share of taxes in joint ventures.

The new proposed additional performance measures under an IFRS regime would for 2004 be: adjusted operating profit of £1,066m/€1,567m, adjusted pre-tax profits of £934m/€1,373m, and adjusted earnings per share for Reed Elsevier PLC of 28.7p and for Reed Elsevier NV of €0.64. The derivation of these new benchmark figures for 2004 from the results presented under IFRS is set out in the additional information on page 24 of this Preliminary Statement. The proposed benchmark figures will be revisited before finalisation during 2005 to take into account emerging market practice and experience.

Reported results under IFRS will inherently be more volatile than under previous UK GAAP due to the inclusion of fair value and market based assets and liabilities and income and expense. Of most significance to the new additional performance measures will be the volatility in respect of pension expense. A relatively small market change in corporate bond yields that are used to determine discount rates or in inflation rates implied by index-linked government bonds can have a significant impact, favourable and adverse, on the annual service cost for defined benefit pension schemes. Targets in respect of future financial performance will therefore be set in this context.

A telephone conference call on the adoption of IFRS for the 2005 financial year will be held tomorrow, Friday 18 February 2005, at 02.00 pm (London)/03.00 pm (Amsterdam)/09.00 am (New York). The dial in telephone numbers are: +44 (0)20 7081 9467 (London); +31 (0)20 796 5273 (Amsterdam); +1 866 432 7186 (New York).

ADDITIONAL INFORMATION ON INTERNATIONAL FINANCIAL REPORTING STANDARDS	23

Restatement (unaudited) of summary financial information under IFRS, and the adjustments (unaudited) required from UK GAAP, for the year ended 31 December 2004 are summarised below.

Summary combined profit and loss account information

			Adjustments	IFRS		Adjustments	IFRS
		UK GAAP	(unaudited)	(unaudited)	UK GAAP	(unaudited)	(unaudited)
FOR THE YEAR ENDED 31 DECEMBER 2004	Note	£m	£m	£m	€m	€m	€m

Turnover		4,812	—	4,812	7,074	—	7,074
Operating profit	(i)	697	69	766	1,024	102	1,126
Profit before tax	(i)	562	69	631	826	102	928
Tax	(ii)	(257)	87	(170)	(378)	128	(250)
Profit attributable	(i)/(ii)	303	156	459	445	230	675

Summary combined balance sheet

			Adjustments	IFRS		Adjustments	IFRS
		UK GAAP	(unaudited)	(unaudited)	UK GAAP	(unaudited)	(unaudited)
FOR THE YEAR ENDED 31 DECEMBER 2004	Note	£m	£m	£m	€m	€m	€m

Goodwill and intangible assets	(iii)	5,006	440	5,446	7,058	621	7,679
Other fixed assets	(iv)	627	(225)	402	885	(317)	568
Current assets	(v)	2,103	(137)	1,966	2,965	(193)	2,772
Current liabilities	(vi)	(3,357)	283	(3,074)	(4,733)	399	(4,334)
Employee benefit obligations	(vii)	—	(321)	(321)	—	(453)	(453)
Other non-current liabilities		(1,971)	—	(1,971)	(2,779)	—	(2,779)
Provisions and deferred tax	(viii)	(128)	(643)	(771)	(180)	(907)	(1,087)
Minority interests		(13)	—	(13)	(20)	—	(20)

Combined shareholders’ funds		2,267	(603)	1,664	3,196	(850)	2,346

Parent companies summary financial information

		Reed Elsevier PLC			Reed Elsevier NV

			Adjustments	IFRS		Adjustments	IFRS
		UK GAAP	(unaudited)	(unaudited)	UK GAAP	(unaudited)	(unaudited)
FOR THE YEAR ENDED 31 DECEMBER 2004	Note	£m	£m	£m	€m	€m	€m

Operating profit	(ix)	361	37	398	512	51	563
Profit attributable	(ix)	152	83	235	223	115	338

Fixed asset investments	(ix)	773	(439)	334	1,785	(602)	1,183
Net current assets/(liabilities)	(ix)	426	120	546	(122)	177	55
Shareholders’ funds		1,199	(319)	880	1,598	(425)	1,173

Notes

(i)	Operating profit and profit before tax: lower goodwill and intangible asset amortisation (including in joint ventures) £151m/€223m; additional pension expense £27m/€40m; share option expense £48m/€71m; joint ventures tax reclassification £7m/€10m.
(ii)	Tax: reduced deferred tax charge £80m/€118m; joint ventures tax reclassification £7m/€10m.
(iii)	Goodwill and intangible assets: lower amortisation £149m/€219m; reclassification of capitalised software £227m/€321m; gross up for deferred tax liabilities £68m/€96m; exchange £4m/€15m (differences between average rates and year end balance sheet rates on profit and loss adjustments).
(iv)	Other fixed assets: reclassification of capitalised software £227m/€321m; lower goodwill amortisation in investments in joint ventures £2m/€4m.
(v)	Current assets: reversal of pension prepayment £137m/€193m.
(vi)	Current liabilities: reversal of proposed dividends £248m/€350m; reversal of unfunded defined benefit pension liability £53m/€74m; other £18m/€25m.
(vii)	Employee benefit obligations: net pension obligations £321m/€453m.
(viii)	Provisions and deferred tax: additional net deferred tax liabilities £643m/€907m.
(ix)	Parent companies: adjustments represent the parent companies’ respective shares of the IFRS adjustments for the combined businesses, after making specific adjustments in respect of their own dividend accruals.

ADDITION INFORMATION ON INTERNATIONAL FINANCIAL REPORTING STANDARDS	24

Adjusted (benchmark) figures

Adjusted (benchmark) figures proposed as additional performance measures on adoption of IFRS are derived from the reported figures (unaudited) under IFRS for the 2004 financial year as follows:

	Adjusted	Adjusted	Adjusted	Adjusted	Adjusted	Adjusted
	operating	pre-tax	attributable	operating	pre-tax	attributable
	profit	profit	profit	profit	profit	profit
FOR THE YEAR ENDED 31 DECEMBER 2004	£m	£m	£m	€m	€m	€m

Reported figures under IFRS (unaudited)	766	631	459	1,126	928	675
Adjustments:
Amortisation of acquired intangible assets	255	255	288	375	375	423
Acquisition integration and related costs	38	38	29	56	56	43
Net loss on disposal of businesses and fixed assets	—	3	2	—	4	3
Reclassification of tax on joint ventures	7	7	—	10	10	—
Deferred tax adjustment	—	—	(91)	—	—	(134)

Adjusted (benchmark) figures under IFRS (unaudited)	1,066	934	687	1,567	1,373	1,010

A reconciliation of adjusted figures previously used under UK GAAP to the new proposed adjusted (benchmark) figures to be used on adoption of IFRS for the 2004 financial year is set out below.

	Adjusted	Adjusted	Adjusted	Adjusted	Adjusted	Adjusted
	operating	pre-tax	attributable	operating	pre-tax	attributable
	profit	profit	profit	profit	profit	profit
FOR THE YEAR ENDED 31 DECEMBER 2004	£m	£m	£m	€m	€m	€m

Adjusted figures under UK GAAP	1,159	1,027	760	1,704	1,510	1,117
Reconciling items:
Additional pension expense	(27)	(27)	(17)	(40)	(40)	(25)
Share option expense	(48)	(48)	(41)	(71)	(71)	(60)
Restructuring costs	(18)	(18)	(15)	(26)	(26)	(22)

Proposed adjusted (benchmark) figures under IFRS	1,066	934	687	1,567	1,373	1,010

Proposed adjusted (benchmark) earnings per share under IFRS for 2004 are 28.7p for Reed Elsevier PLC and €0.64 for Reed Elsevier NV.

ADDITIONAL INFORMATION FOR US INVESTORS	25

REED ELSEVIER SUMMARY COMBINED FINANCIAL INFORMATION UNDER US GAAP

SUMMARY OF PRINCIPAL DIFFERENCES TO US GAAP

Basis of preparation

The combined financial statements for Reed Elsevier are prepared in accordance with UK GAAP, which differs in certain significant respects to US GAAP. The principal differences relate to the US GAAP requirements in respect of the capitalisation and amortisation of goodwill and other intangible assets, derivative financial instruments, pensions and deferred taxation. A more complete explanation of the accounting policies used by the combined businesses and the differences to US
GAAP will be set out in the 2004 Reed Elsevier Annual Reports and Financial Statements and the Reed
Elsevier Annual Report on Form 20-F.

Net income

	2004	2003	2004	2003
FOR THE YEAR ENDED 31 DECEMBER 2004	£m	£m	€m	€m

Net income as reported	303	334	445	484
US GAAP adjustments:
Goodwill and intangible assets	154	173	226	251
Deferred taxation	(3)	(40)	(4)	(58)
Pensions	(30)	75	(44)	109
Stock based compensation	(7)	7	(10)	10
Derivative instruments	32	41	47	59

Net income under US GAAP	449	590	660	855

Combined shareholders’ funds

	2004	2003	2004	2003
AS AT 31 DECEMBER 2004	£m	£m	€m	€m

Combined shareholders’ funds as reported	2,267	2,434	3,196	3,456
US GAAP adjustments:
Goodwill and intangible assets	1,593	1,461	2,246	2,075
Deferred taxation	(822)	(828)	(1,159)	(1,176)
Pensions	77	185	109	263
Derivative instruments	12	(69)	17	(98)
Available for sale investments	—	3	—	4
Equity dividends	248	226	350	321
Other items	(2)	(2)	(3)	(3)

Combined shareholders’ funds under US GAAP	3,373	3,410	4,756	4,842

Net income and combined shareholders’ funds under US GAAP for 2003 have been restated to reflect a reclassification from intangible assets to goodwill of amounts arising under US GAAP in relation to deferred taxation on acquired intangible assets, with a consequential adjustment to amortisation. Net income for 2003 and combined shareholders’ funds as at 31 December 2003 are accordingly £52m/€75m and £107m/€152m higher respectively than the amounts previously reported.

Both Reed Elsevier PLC (‘RUK’, CUSIP No. 758205108) and Reed Elsevier NV (‘ENL’, CUSIP No. 758204101) have American Depositary Shares (ADSs) listed on the New York Stock Exchange (Depositary: Bank of New York NA). An ADS in Reed Elsevier NV represents two ordinary shares in Reed Elsevier NV, while a Reed Elsevier PLC ADS represents four ordinary shares in Reed Elsevier PLC. Final dividends on Reed Elsevier PLC and Reed Elsevier NV ADSs will be paid on 27 May 2005.

NOTES FOR EDITORS	26

Reed Elsevier is a world leading publisher and information provider and its principal operations are in North America and Europe. Its two parent companies — Reed Elsevier PLC and Reed Elsevier NV — are listed on the London and Amsterdam Stock Exchanges respectively, and also on the New York Stock Exchange. The returns to their respective shareholders are equalised in terms of dividend and capital rights. ‘Reed Elsevier’ and ‘the combined businesses’ comprise Reed Elsevier PLC and Reed Elsevier NV plus their two jointly owned companies, Reed Elsevier Group plc and Elsevier Reed Finance BV, and their respective subsidiaries and joint ventures.

The Reed Elsevier Annual Review 2004 and Reed Elsevier PLC 2004 Annual Report and Financial Statements are being posted to Reed Elsevier PLC shareholders on 15 March 2005. Copies of the Reed Elsevier Annual Review 2004 and Reed Elsevier NV 2004 Annual Report and Financial Statements will be available to shareholders in Reed Elsevier NV on request. Copies of the Preliminary Statement are available to the public from the respective companies:

Reed Elsevier PLC	Reed Elsevier NV
1-3 Strand	Radarweg 29
London WC2N 5JR	1043 NX Amsterdam
United Kingdom	The Netherlands

Copies of all recent announcements, including this Preliminary Statement, and additional information on Reed Elsevier can be found on the Reed Elsevier Home Page on the World Wide Web:

http://www.reedelsevier.com